UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Relevant Information	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. (“Grifols” or the “Company”) hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols announces that it has concluded today a successful refinancing of its 2027 debt maturities by means of a credit agreement, in the form of a Term Loan B (“TLB”), structured in three tranches: (i) a term loan in US dollars with a principal amount of USD 2,000,000,000; (ii) a term loan in euros with a principal amount of EUR 1,250,000,000; and (iii) a revolving credit facility with a maximum available amount of USD 2,065,000,000.

The term loans will have a maturity of seven years from the date of execution of the agreement, whilst the revolving credit facility will have a maturity of six and a half years, subject to the conditions therein. The U.S. dollar TLB was set at SOFR (Secured Overnight Financing Rate) + 250 basis points with an OID (Original Issue Discount) of 99.25. The euro tranche was set at Euribor + 300 basis points with an OID of 99.75. Both the TLB and the Revolving Credit Facility benefit from leverage-based margin step-downs.

The proceeds obtained under the aforementioned financing will be used to (i) fully repay the outstanding loans under the existing 2019 TLB credit facilities, (ii) redeem and discharge the remaining outstanding amount under the existing 2019 Notes; (iii) to provide the Group with available liquidity for its development, supporting the simplification and extension of Grifols’ debt maturity profile.

The refinancing together with the redemption of EUR 500,000,000 in aggregate principal amount of the existing April 2024 Notes made public yesterday, will strengthen the company’s balance sheet by reducing funded gross debt levels, lowering cash interest expense, improving its debt maturity profile, whilst maintaining strong liquidity levels.

In Barcelona, on 14 April 2026

Laura de la Cruz Galán

Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: April 14, 2026